Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2017	2016	2017	2016
Net income available to stockholders	$4,250	$3,821	$6,259	$9,244
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(100)	(90)	(145)	(185)
Earnings available to common shareholders	$4,150	$3,731	$6,114	$9,059
Shares Calculation
Average shares outstanding - Basic Common	5,019	4,982	5,011	4,978
Average shares outstanding - Basic Class B Common	2,088	2,055	2,077	2,046
Potential Common Stock relating to stock options and non-vested restricted stock	48	59	57	50
Average shares outstanding - Assuming dilution	7,155	7,096	7,145	7,074
Net Income Per Share: Basic Common	$0.63	$0.57	$0.93	$1.39
Net Income Per Share: Basic Class B Common	$0.47	$0.43	$0.70	$1.04
Net Income Per Share: Diluted Common	$0.58	$0.53	$0.86	$1.28

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